
     Subsidiaries of the Company.


Subsidiary                         Jurisdiction of Incorporation      Business Name
----------                         -----------------------------      -------------

Healthnet U.S.A., Inc.             Nevada                             Healthnet USA
HNI Healthnet (Canada) Inc.        British Columbia, Canada           Healthnet Canada
Healthnet Europe Limited           Guernsey                           Healthnet Europe
